EXHIBIT 3.1

SECOND CERTIFICATE OF AMENDMENT
TO THE CERTIFICATE OF INCORPORATION OF
LIQUIDMETAL TECHNOLOGIES, INC.

Liquidmetal Technologies, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “General Corporation Law”), does hereby certify as follows:

FIRST:  That the original Certificate of Incorporation of Liquidmetal Technologies, Inc. (the “Corporation”) was filed with the Secretary of State of the State of Delaware on May 15, 2003, and that a Certificate of Ownership and Merger of Liquidmetal Technologies (a California corporation) with and into the Corporation was filed with the Secretary of State of the State of Delaware on May 21, 2003.

SECOND:  That a Certificate of Amendment to the Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on August 4, 2009.

THIRD:  That, at a meeting of the Board of Directors of the Corporation, resolutions were duly adopted setting forth proposed amendments to the Certificate of Incorporation of the Corporation, declaring said amendments to be advisable, and calling a meeting of the stockholders of the Corporation for consideration thereof.  The resolution setting forth the proposed amendments is as follows:

RESOLVED, that the Certificate of Incorporation of the Corporation be amended by changing Article IV thereof so that, as amended, Article IV shall be and read as follows:

“The Corporation shall have authority to issue Four Hundred Ten Million (410,000,000) shares of capital stock, consisting of Four Hundred Million (400,000,000) shares of common stock, $0.001 par value per share  (the “Common Stock”), and Ten Million (10,000,000) shares of preferred stock, $0.001 par value per share (the “Preferred Stock”), of which One Million Eight Hundred Seventy-Five Thousand (1,875,000) shares are hereby designated as “Series A-1 Preferred Stock” and Three Million Two Hundred Eighty-One Thousand Two Hundred Fifty-Three (3,281,253) shares are hereby designated as “Series A-2 Preferred Stock.”  The Preferred Stock authorized by the Certificate of Incorporation, as amended, may be issued from time to time in one or more series.  The Board of Directors is hereby authorized to fix or alter the rights, preferences, privileges and restrictions granted to or imposed upon any series of Preferred Stock, and the number of shares constituting any such series and the designation thereof, or any of them.  The voting powers, designations, preferences and other special rights, and qualifications, limitations and restrictions of the Series A-1 Preferred Stock and Series A-2 Preferred Stock (collectively, the “Series A Preferred Stock”) are set forth in an Amended and Restated Certificate of Designation, Preferences, and Rights previously filed by the Corporation with the Secretary of State of Delaware on November 3, 2010 (the “Series A Certificate of Designation”).”

FOURTH:  That thereafter, pursuant to a resolution of the Board of Directors of the Corporation, an annual meeting of the stockholders of the Corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

FIFTH:  That said amendments were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law.

SIXTH:  That said amendments shall be effective upon filing in the Office of the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Second Certificate of Amendment to be signed by a duly authorized officer this 28th day of June, 2012.

LIQUIDMETAL TECHNOLOGIES, INC.

By:	/s/ Tony Chung
Name: Tony Chung
Title: Chief Financial Officer